FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Directorate change

 24 February 2026

Non-Executive Board Changes

AstraZeneca PLC announced today that Non-Executive Director Nazneen Rahman will retire from the Board having joined in 2017. This will take effect at the conclusion of the Company's AGM on 9 April 2026.

The Company also announced today that at the conclusion of the Company's AGM on 9 April 2026:
●       Tony Mok will succeed Nazneen Rahman as Chair of the Sustainability Committee and become a member of the Nomination and Governance Committee; and

●       Birgit Conix will become a member of the Sustainability Committee.

Michel Demaré, Chair of AstraZeneca, said "On behalf of the whole Board, I would like to thank Nazneen Rahman for the significant contributions she has made to our work as a Board, as well as the insights, experience and leadership she brought to our Board Committees. Nazneen has been with us since 2017 and we have benefited from her specialist experience in genetics research and translation, sustainable healthcare as well as her passion for open science and science communication. Nazneen has been a member of the Science Committee throughout her tenure, chairing it from 2017 to 2023, and has been Chair of the Sustainability Committee since its establishment in 2021. She has also served on the Remuneration Committee and Nomination and Governance Committees."

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 February 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary